24-10171

RECEIVED

DEC 2 0 2006

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

06065229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

TRIO Holding Company
(Exact name of issuer as specified in its charter)

RECD S.E.C.

DEC 2 0 2006

1086

Illinois
(State of formation)

7612 West North Avenue, Elmwood Park, Illinois 60707, (877) 201-4580
(Address and telephone number of issuer's principal executive office)

Joseph J Ponzio, 7612 West North Avenue, Elmwood Park, Illinois 60707, (877) 201-4580
(Name, Address and telephone number of agent for service)

6799	20-0941697
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED

JAN 0 9 2007

THOMSON
FINANCIAL

ITEM 1. Significant Parties

(a) Joseph J Ponzio
7612 West North Avenue
Elmwood Park, Illinois 60707

(b) Joseph J Ponzio
7612 West North Avenue
Elmwood Park, Illinois 60707

(c) Not Applicable

(d) US Bank N.A.
US Bankcorp Center
800 Nicollet Mall
Minneapolis, MN 55402

Catherine M DeOrio Living Trust
7910 West Cortland Pky
Elmwood Park, Illinois 60707

(e) Henry Kurzydlowski
25 Lake Adalyn Drive
South Barrington, IL 60010

Timothy Okal
7908 West Cortland Parkway
Elmwood Park, IL 60707

Anthony DeOrio
1904 North 76th Court
Elmwood Park, Illinois 60707

Catherine DeOrio
7910 West Cortland Pky
Elmwood Park, Illinois 60707

Robert Raess
2239 James Leigh Drive
Aurora, Illinois 60504

(f) Joseph J Ponzio, Director
7612 West North Avenue
Elmwood Park, Illinois 60707

(g) TRIO Fund, LLC
7612 West North Avenue
Elmwood Park, Illinois 60707

The Meridian Business Group Ltd
7612 West North Avenue
Elmwood Park, Illinois 60707

(h) Spina, McGuire & Okal, P.C.
7610 West North Avenue
Elmwood Park, Illinois 60707

(i) Not Applicable

(j) Not Applicable

(k) Not Applicable

(l) Not Applicable

(m) Not Applicable

ITEM 2. Application of Rule 262

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not Applicable

ITEM 3. Affiliate Sales

No part of the offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not Applicable

(b) The State of Illinois; Any jurisdiction in which the offer or sale is permitted; Certain of our directors will rely on the exemption provided by Rule 3a4-1 of the Securities Exchange Act of 1934.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)

(1) TRIO Contrarian Fund Corp
(2) 8,978.247 shares of Class A Common Stock
(3) $97,098.69; shares were offered at the net tangible book value of the company at the time of purchase
(4) Anthony Miceli, Unaffiliated Investor; Joseph J Ponzio, Director; Silva Russo, Unaffiliated Investor; Kathleen Morelli, Unaffiliated Investor; Manuel Grimaldi & Encarnita Grimaldi, Parents-in-law of Director; Monica Ponzio NEE Messina, Sister-in-law of Director.

(b)

(1) TRIO Contrarian Fund
(2) 5,000.000 shares of Class A Common Stock
(3) $54,300.00; shares were offered at the net tangible book value of the company at the time of purchase
(4) Joseph J Ponzio, Director;

(c) Regulation D, Rule 506. Investors purchased shares of Class A Common Stock of TRIO Contrarian Fund, which was later named TRIO Holding Company. TRIO Contrarian Fund Corp filed on Form D (SEC File No: 021-66990) with the Commission on 07/01/2004.

ITEM 6. Other Present or Proposed Offerings

There is currently no plan to offer, nor is there a contemplation to offer, securities by the issuer or by its affiliates in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a)

(1) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution
(2) There is no arrangement to stabilize the market for any of the securities to be offered
(3) There is no arrangement to withhold commissions

(b) Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert so named had a material interest in the issuer or any of its subsidiaries.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II
TRIO HOLDING COMPANY
FORM 1-A

Offering Circular, Dated October 30, 2006

375,000 Shares

TRIO Holding Company

Class B Non-Voting Common Stock

7612 West North Avenue
Elmwood Park, Illinois 60707
(877) 201-4580
(Address and telephone number of principal executive offices)

	Per Share		Total	
Price to the public	$	13.00	$	4,875,000
Underwriting Discounts and Commissions[1]	$		$	-
Estimated offering expenses[2]	$	0.10	$	37,500
Proceeds, after expenses, to the Company	$	12.90	$	4,837,500

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.

(2) Total offering costs estimated include legal, accounting and transfer agent fees, travel and marketing expenses.

For new investors, the minimum investment in this offering is 100 shares or $1,300. For holders of any class of our equity securities, the minimum investment in this offering is 10 shares or $130.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate on the earlier of (1) one year after our registration becomes effective, (2) when all of the shares offered hereby have been sold, or (3) by us at our discretion.

There is no minimum number of shares to be sold hereby nor is there any escrow of funds received. Shares will be offered on a best efforts basis by certain of the Company's associated persons in accordance with and relying on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a "safe harbor" from registration as a broker-dealer in connection with the offer and sale of the shares.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

You should rely only on information contained in this offering circular. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this offering circular is accurate as of any date other than the date on the front of this offering circular.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This is only a summary. This summary does not contain all of the information that you should consider before investing in our securities. You should review the more detailed information contained in this Offering Circular, especially the information set forth under the heading "Risk Factors."

The Company	TRIO Holding Company is a business holding company. Throughout this Offering Circular, we refer to TRIO Holding Company as the "Company" or as "we," "us," or "our." Our executive offices are located at 7612 West North Avenue, Elmwood Park, Illinois 60707 and our toll-free phone number is (877) 201-4580. Our wholly owned subsidiary is TRIO Fund LLC, a real estate investment and development firm. Throughout this Offering Circular, we refer to TRIO Fund LLC as our "subsidiary".
The Offering	The Company is offering 375,000 shares of Class B Non-Voting Common Stock at an initial offering price of $13.00 per share. Shares are being offered by us. If you do not own shares of any class of the Company's common stock, you must purchase at least 100 shares ($1,300) to participate in this offering. If you are already an owner of any class of shares of the Company's common stock and you wish to purchase shares in this offering, you must purchase at least 10 shares ($130).
Business Objective	The Company's primary objective is to provide total return in per share value through the acquisition of controlling interests in and the funding of privately held businesses engaged in a diverse number of industries. Currently, our most important business is the investment in and development of real estate in the United States, which we operate through our wholly owned subsidiary TRIO Fund LLC.
Management	The Company is managed by Joseph J. Ponzio. Mr. Ponzio, chairman of our board of directors (the "Board"), is responsible for the day-to-day operations of the Company as well as for the capital allocation decisions of the Company's assets. Mr. Ponzio has been in the investment advisory business since 2000 and has managed our operations since our formation in 2004.
Book Value	Our shares are valued at the net tangible book value of the company (the "Book Value"). The Book Value is calculated at 4:00PM EST on the last business day of each month. For the purposes of valuation, a business day is any day during which the New York Stock Exchange ("NYSE") is open for regular session trading. Shares of the Company are valued and held at Book Value per share. Because our shares will not be traded or listed on any national securities exchange, we will send account statements no less than quarterly to all shareholders of record on the first business day of February, May, August and November of each year.
Transfer Agent	Transfer Online Inc. serves as the Company's transfer agent.
Liquidity	Our shares will not be listed or traded on any national securities exchange and there is no guarantee that any secondary market for our shares will develop. To provide a degree of liquidity, the Company intends to annually repurchase up to 10% of its outstanding shares on a quarterly basis. Although there is no guarantee that we can or will offer to repurchase shares, we have, since our formation, offered to repurchase and shareholders have so tendered $391,168.35 (38,102.597 shares) of our common stock.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing the Company or a holder our shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or adversely affect our shares.

This Offering Circular also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below.

Factors Relating to Our Company and Our Business

We have a limited operating history and no history of profitability. Our limited history of operating results may be indicative of our inability to achieve sustainable profitability.

We began operations in 2004 and first began our investment program as an investment company in September of that same year. In February of 2006, we reorganized into a holding company. Accordingly, we have a limited operating history upon which investors may base an evaluation of our performance. Although the growth in our subsidiary and portfolio investments has resulted in the growth of our Book Value, we do not anticipate sustainable earnings and profitability until late 2006.

We are heavily reliant on the efforts of a few key individuals. The loss of any key individual could have a material adverse effect on our business, financial condition and results of our operations.

We are highly dependent on the efforts of Joseph J Ponzio, chairman of the board of directors (the "Board"). The loss of Mr. Ponzio would have a material adverse effect on our business, financial condition and results of our operations. In addition, our current or future subsidiaries may be highly dependant on the efforts of a few key individuals. The loss of a key individual of a subsidiary could have a material adverse effect on the business, financial condition and results of the subsidiary. Any material adverse effect on our subsidiaries affects, directly or indirectly, TRIO Holding Company.

If we were deemed an investment company under the Investment Company Act of 1940, as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

We do not believe that we are an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act"). Because we control and operate our subsidiary and intend to operate and control future subsidiaries, we believe that our interest in our subsidiary is not, and that our interest in future subsidiaries will not be, an "investment security" as that term is used in the 1940 Act. If we were to cease participation in the management of our subsidiary companies, our interest in our subsidiaries could be deemed an "investment security" for purposes of the 1940 Act. Generally, a person is an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). Upon consummation of this offering, our equity investment in our subsidiary will exceed 40% of the value of our total assets. A determination that such investment was an investment security could cause us to be deemed an investment company under the 1940 Act and to become subject to the registration and other requirements of the 1940 Act. We and our subsidiary intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

We will have broad discretion in applying a portion of the net proceeds that we receive from this offering and may not use those proceeds in ways that will enhance our market value.

We have significant flexibility in applying the approximately $3.1 million of the net proceeds, assuming the offering is fully subscribed, that our subsidiary will receive from our purchase of newly issued membership units directly from it. As part of your investment decision, you will not be able to assess or direct how we apply those net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities.

Privately-held companies present certain challenges, including a lack of available information about these companies and a greater vulnerability to economic downturns.

We intend to purchase and fund privately-held companies. Generally, very little public information exists about these companies and we will be required to rely on the ability of the Board to obtain information about these companies. Also, privately-held companies frequently have less diverse product lines and smaller market presence than their larger competitors. They are thus generally more vulnerable to economic downturns and may experience substantial variations in operating results. These factors could adversely affect our Book Value.

Our investment returns will depend on the success of our portfolio companies and, ultimately, the abilities of their key personnel.

Our success will depend upon the success of our portfolio companies. Their success, in turn, will depend in large part upon the abilities of their key personnel. The day-to-day operations of our portfolio companies will generally remain the responsibility of their key personnel. Our portfolio companies may not be able to attract and retain qualified managers and personnel. Any inability to do so may adversely impact our growth.

Our portfolio companies, at the time of investment, are illiquid. Illiquid securities are more difficult to value than their more liquid counterparts and the Board's judgment may play a greater role in the valuation process.

The Company invests in the securities of portfolio companies that, at the time of investment, are illiquid (i.e., securities that cannot be disposed of within 7 days in the ordinary course of business at approximately the value at which the Company has valued the securities). The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Company pays for or recovers upon the sale of illiquid securities. Investment of the Company's assets in illiquid securities may restrict our ability to take advantage of market opportunities. The risks associated with illiquid securities may be particularly acute in situations in which our operations require cash and could result in the Company borrowing to meet its short-term needs or incurring losses on the sale of illiquid securities.

Our potential future acquisitions may not be successful because we have not made acquisitions in the past.

As part of our business strategy, we expect to review acquisition prospects that would complement our existing businesses and philosophies, improve market coverage or enhance our technological capabilities. We have no current agreements or negotiations underway with respect to any acquisitions, and we may not be able to locate suitable acquisition opportunities. Future acquisitions could result in the following:

- potentially dilutive issuances of equity securities,
- large one-time write-offs,
- the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets,
- difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies,
- diversion of management's attention from other business concerns, and
- risks of entering geographic and business markets in which we have no or limited prior experience and potential loss of key employees of acquired organizations.

Since we have not made any acquisitions in the past, we are not certain that we will be able to successfully integrate any businesses, products, technologies or personnel that may be acquired in the future. Our failure to do so could have a material adverse effect on our business.

Factors Relating to Our Shares

Your ability to liquidate your investment in our shares is restricted.

Shares of the Company are not listed on any public exchange and the Board does not intend to list shares on any public exchange. To maintain degree of liquidity, we intend to annually repurchase up to 10% of our outstanding shares, on a quarterly basis, beginning on the first business day of August, 2007. Although we intend to offer to repurchase shares, there can be no assurance that we will offer to nor be in a financial position to repurchase outstanding shares.

An investment in our shares is not insured or guaranteed.

Because an investment in our shares is not insured by the FDIC or any governmental or private agency, you could lose your entire investment. An investor in our shares is dependant solely upon sources such as our earnings, proceeds from the sale of assets, our working capital and other sources of funds for the repurchase of shares by us or the liquidation of the Company.

New investors will incur immediate dilution.

Shares in this offering are being sold at a value above our net tangible book value per share. Therefore, investors in this offering will suffer immediate dilution.

Factors Relating to the Real Estate Industry

Our most important business is the investment in and development of real estate, conducted through our wholly owned subsidiary.

We indirectly hold investments in real estate through our wholly owned subsidiary and are subject to risks associated with the direct ownership of real estate. These risks include:

- declines in the value of real estate
- general and local economic conditions
- unavailability of mortgage funds
- overbuilding
- extended vacancies of properties
- increased competition
- increases in property taxes and operating expenses
- changes in zoning laws
- losses due to costs of cleaning up environmental problems
- liability to third parties for damages resulting from environmental problems
- casualty or condemnation losses
- limitations on rents
- changes in neighborhood values and the appeal of properties to tenants
- changes in interest rates

As a result of these factors, an economic downturn could have a material adverse effect on the real estate markets and on our subsidiary, which in turn could result in the Company not achieving its objectives.

Our real estate operations are capital intensive.

The development of real estate is capital intensive. Generally, real estate under development generates little or no income. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, our subsidiary must rely on its access to capital to achieve its objective. In addition, our subsidiary may also have joint venture investments in certain of its properties, and consequently its ability to control decisions relating to such properties may be limited.

Our real estate investments are subject to risks that are specific to the investment sector or type of property in which our subsidiary is investing.

Retail Properties. Retail properties are affected by the overall health of the economy. A retail property may be adversely affected by the growth of alternative forms of retailing, bankruptcy, decline in drawing power, a shift in consumer demand due to demographic changes and/or changes in consumer preference and spending patterns. A retail property may also be adversely affected if an anchor or significant tenant ceases operation at such location, voluntarily or otherwise, although certain tenants at retail properties may be entitled to terminate their leases if an anchor tenant ceases operations at such property.

Office and Industrial Properties. Office and industrial properties generally require their owners to expend significant amounts for general capital improvements, tenant improvements and costs of reletting space. In addition, office and industrial properties that are not equipped to accommodate the needs of modern businesses may become functionally obsolete and thus non-competitive. Office and industrial properties may also be adversely affected if there is an economic decline in the businesses operated by their tenants. The risks of such an adverse effect are increased if the property revenue is dependent on a single tenant or if there is a significant concentration of tenants in a particular business or industry.

Multifamily/Residential Properties. The value and successful operation of a multifamily and residential property may be affected by a number of factors, such as the location of the property, the ability of management to provide adequate maintenance and insurance, the types of services provided by the property, the level of mortgage rates, the presence of competing properties, the relocation of tenants to new projects with better amenities, adverse economic conditions in the locale, the amount of rent charged, and the oversupply of units due to new construction. In addition, multifamily and residential properties may be subject to rent control laws or other laws affecting such properties, which could impact the future cash flows of such properties.

Investments in real estate may be subject to certain types of extraordinary losses that may be uninsurable or not economically insurable.

Our subsidiary carries comprehensive liability, fire, flood, extended coverage and/or rental loss insurance with policy specifications, limits and deductibles customarily carried for specific and similar properties. However, there are certain types of extraordinary losses that may be uninsurable or not economically insurable. Should a property sustain damage as a result of an act for which insurance may not be maintained, it may incur substantial losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should any type of uninsured loss occur, our subsidiary could lose its investment in, and anticipated profits and cash flows from, a number of properties, which would adversely impact our subsidiary's performance.

Our subsidiary's investments and operations are leveraged.

Our subsidiary is leveraged and financial covenants may affect the ability of it to operate effectively. Our subsidiary is subject to risks normally associated with debt financing. If the principal payments of its debt cannot be refinanced, extended or paid with proceeds from other capital transactions, such as new equity capital, our subsidiary's cash flow may not be sufficient to repay all maturing debt outstanding. In addition, its obligation to comply with financial covenants, such as debt-to-asset ratios and secured debt-to-total asset ratios, and other contractual obligations may restrict its range of operating activity. Our subsidiary may therefore be limited from incurring additional indebtedness, selling its assets and engaging in mergers or making acquisitions which may be beneficial to its operations.

Our subsidiary may be subject to environmental risks associated with property ownership.

In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, our subsidiary may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as governmental fines and liabilities for injuries to persons and property and other costs. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of our subsidiary.

DILUTION

Purchasers of the shares offered in this Offering will experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the pro forma net tangible book value per share immediately after completion of this offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities), divided by the number of shares of common stock outstanding.

Our pro forma net tangible book value on our September 30, 2006 balance sheet was $1,724,274, or $9.23 per share.

The following examples illustrate the per share net tangible book value of the Company, the amount of increase in the net tangible book value per share attributable to investments made by purchasers of the shares offered hereby, and dilution per share to investors in this offering, based on the maximum amount of shares sold and two sample intermediate amounts of shares sold.

Prior to Offering

Holders of our Class A Common Stock purchased 186,861 shares for a net purchase of $1,856,146 at an average of $9.93 per share. Our net tangible book value on our September 30, 2006 balance sheet was $1,724,274, or $9.23 per share.

Maximum Offering Amount (100%) (375,000 shares sold for $4,875,000 in proceeds)

The sale of the maximum offering of 375,000 shares at $13.00 per share would result in 186,861 shares of Class A Common Stock outstanding and 375,000 shares of Class B Common Stock outstanding. After deducting total offering expenses estimated at $37,500, our adjusted net tangible book value would be $6,561,774, or $11.68 per share. This would result in an immediate dilution of $1.32 per share to new investors and result in an immediate increase of $2.45 per share to existing investors.

Sample Intermediate Amount (50%) (187,500 shares sold for $2,437,500 in proceeds)

The sale of 187,500 shares at $13.00 per share would result in 186,861 shares of Class A Common Stock outstanding and 187,500 shares of Class B Common Stock outstanding. After deducting offering expenses estimated at $37,500, our adjusted net tangible book value would be $4,124,274, or $11.02 per share. This would result in an immediate dilution of $1.98 per share to new investors and result in an immediate increase of $1.79 per share to existing investors.

Sample Intermediate Amount (10%) (37,500 shares sold for $487,500 in proceeds)

The sale of 37,500 shares at $13.00 per share would result in 186,861 shares of Class A Common Stock outstanding and 37,500 shares of Class B Common Stock outstanding. After deducting offering expenses estimated at $37,500, our adjusted net tangible book value would be $2,174,274, or $9.69 per share. This would result in an immediate dilution of $3.31 per share to new investors and result in an immediate increase of $0.46 per share to existing investors.

PLAN OF DISTRIBUTION

This is a "direct public" offering. There is no minimum number of shares that must be sold and no escrow account to hold the funds raised by the offering. We are offering a maximum of 375,000 shares, at $13.00 per share. We can give no assurance that any shares will be sold.

Upon acceptance of a subscription for shares, our transfer agent will issue the shares to the purchasers. We may continue to offer shares for a period of no longer than one year from the initial effective date of our registration or, if earlier, until we have sold all of the shares offered in this Offering Circular. During the offering period, no subscriber will be entitled to any refund of any subscription.

We have not entered into any arrangements with any underwriter for the sale of the shares. We anticipate that the shares may be offered and sold by the Company or through the selling efforts of brokers or dealers not yet identified. If we do locate a broker or dealer to offer our shares, we will file with the Securities and Exchange Commission an amendment to this Offering Circular identifying such broker or dealer.

Certain associated persons of the Company will be offering the shares for sale on a "best efforts" basis in a manner complying with the exemptions available in any jurisdiction for such sale and such shares will be offered without commission or payment; however, said associated persons will be entitled to reimbursement of expenses incurred in connection with the offer and sale of the shares. Any associate person offering shares will be relying on, and complying with, Rule 3a4-1 of the Exchange Act as a "safe harbor" from registration as a broker-dealer in connection with the offer and sale of the shares.

We intend to advertise the offering to potential purchasers and will respond to potential investors' questions and provide our Offering Circular, and any amendments thereto, to the potential investors for their investment consideration. We will also respond to their questions limiting our responses to the information included in the offering circular.

You may purchase shares by completing and manually executing a subscription agreement and delivering it, with your payment in full for all shares you wish to purchase, to our offices. Your subscription shall not become effective until accepted by us. The subscription agreement provides for any arbitration of any disputes arising from an investment in this offering.

Upon acceptance of your subscription agreement by the Company, your shares will be registered in book entry with our transfer agent, Transfer Online Inc. of Portland, Oregon, which company also serves as the subscription agent for this offering.

USE OF PROCEEDS

Our ongoing operations are not dependant upon the success of this offering. Based on a public offering price of $13.00 per share, our net proceeds from the sale of 375,000 shares, assuming this offering is fully subscribed, will be approximately $4,837,500.

The principal purposes of this offering are:

- to further finance our real estate investment and development subsidiary,
- to obtain additional capital to facilitate acquisitions,
- to increase our working capital,
- to facilitate future access to public equity markets, and
- to provide increased visibility and credibility to us.

The following table sets for an estimated use of proceeds based upon the alternate and maximum amount of net proceeds raised from this offering:

		Sample Amounts Raised		
		$450,000	$2,400,000	$4,837,500
TRIO Fund LLC	65%	292,500	1,560,000	3,144,375
Joint Ventures/Acquisitions	30%	135,000	457,031	1,451,250
General and Administrative expenses	5%	22,500	120,000	241,875

We intend to primarily use the funds raised in this offering to purchase up to $3.1 million (3,144 units) of newly issued interests in TRIO Fund LLC, our wholly owned real estate investment and development subsidiary.

In addition, we have allocated 30% of the proceeds of this offering to be invested in money market funds, certificates of deposit, U.S. Treasury Bills or other financial instruments as we seek to acquire or invest in complementary businesses. We have no present understandings, commitments or agreements with respect to any material acquisition of, or investment in, third parties.

We intend to utilize the remaining proceeds for general corporate purposes, primarily for working capital and periodic future share repurchases.

If this offering is not fully subscribed, we intend to reduce the amounts intended for the above purposes proportionately in relation to the actual net proceeds received by us in this offering. There is no minimum amount of share sales required to consummate this offering.

FORWARD-LOOKING STATEMENTS

Certain statements contained, or incorporated by reference, in this Offering Circular are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, that depend upon or refer to future events or conditions, and that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings, growth rates or acquisitions), ongoing business strategies or prospects, and possible future actions by us, which may be provided by management are also forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors and the industries in which we do business, among other things. These statements are not guarantees of future performance and we do not have any specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause TRIO Holding Company's actual performance and future events and actions to differ materially from such forward-looking statements, include, but are not limited to, changes in market prices of our investments in fixed maturity and equity securities, the occurrence of one or more catastrophic events, such as an earthquake, hurricane, or act of terrorism that causes losses to us or our subsidiaries, changes in laws or regulations relating to our business or the businesses of our current and future subsidiaries, changes in federal income tax laws, and changes in general economic and market factors that affect the prices of securities or the industries in which we and our affiliates do business.

DESCRIPTION OF BUSINESS

The Company

TRIO Holding Company was incorporated as TRIO Contrarian Fund Corp., in the State of Illinois on March 08, 2004. In July of 2004, the Company registered a private offering (SEC File No. 021-66990) of its Class A Common Stock under Regulation D, Rule 506 of the Securities Act of 1933, as amended (the "Securities Act"). On September 15, 2004, the Company began operations as a closed-end, non-diversified investment company exempt from registration (a "hedge fund") under various exemptions offered by the Investment Company Act of 1940, as amended, (the "1940 Act").

TRIO Fund LLC, our wholly owned real estate investment and development subsidiary, was organized under the laws of the State of Illinois on February 13, 2004. TRIO Fund LLC remained inactive until September 24, 2004 when we purchased $700,000 of newly issued interests in the same. Throughout 2005 and 2006, we purchased an additional $550,000 of newly issued interests in TRIO Fund LLC. In February 2006, we became a management holding company, assumed management control of TRIO Fund LLC and ceased operations as a hedge fund.

Our most important business is real estate investment and development through our wholly owned subsidiary, TRIO Fund LLC; however, our principal business objective is to increase shareholder value through the acquisition of entire or controlling interests in public and private companies to ultimately influence the management decisions of these entities.

Our Strengths

We believe we have the following strengths:

Flexibility. Our structure as a holding company allows us a considerable amount flexibility and freedom to invest, or not invest, in virtually any security at any time. We believe our holding company structure provides us with a competitive advantage over many federally regulated investment companies but also allows us to maintain a low cost structure relative to comparably sized investment companies.

Low-Cost Operations. Our management prides itself on its ability to constantly and continuously seek to lower operating expenses and increase per-share return to investors. We believe that our abilities to maintain low expenses will create a greater return than our equally invested counterparts with higher expenses.

Innovative, Low-Cost Technology. We rely heavily on technology as a means maintain low expenses and streamline our operations. We believe our use of technology not only provides us with a competitive advantage over many other establishments, but that our technology will allow us to reduce expenses of portfolio companies to further increase per share return to our shareholders.

Holding Company Structure

Our long-term goal is to maximize our average annual rate of gain in book value on a per-share basis. We seek to reach our goal by directly owning subsidiaries that generate cash and consistently earn above-average returns on capital. When we can not directly own businesses, we seek to own parts of similar businesses.

Although we seek to acquire controlling interests in businesses, it is our general practice to leave operational decisions to the officers of our subsidiary companies. Joseph J Ponzio is responsible for our capital allocation decisions.

Although our real estate operations are leveraged, TRIO Holding Company currently has no debt and it is a general practice of the Board to use debt sparingly. When we do borrow, we will attempt to structure our loans on a long-term fixed-rate basis. In addition, we seek to keep expenses to a minimum through the use of technology and delegation. Although we currently have 4 employees, including those of our subsidiary, Mr. Ponzio is the only employee of TRIO Holding Company and the only employee at our corporate office.

Our primary sources of revenue are interest and dividends on investments and cash, payments from subsidiary companies and capital gains on the sale of investments and subsidiary companies. It is a general practice of the Company to require subsidiary companies to distribute excess net income to TRIO Holding Company at least to the extent that TRIO Holding Company may be liable for taxes on said subsidiary. Where a subsidiary may have a substantial amount of excess cash flow, it is a general practice of TRIO Holding Company to require the subsidiary to distribute a large portion of the excess cash flow to TRIO Holding Company as we feel we may employ the excess net income in a manner more favorable to our shareholders.

As a management holding company, we do not offer any services or products directly. We allocate capital and purchase and work with subsidiary companies to increase shareholder value. We consider ourselves a conduit through which our shareholders can invest in superior businesses to which they might otherwise not have access.

Because we offer no products or services, we consider ourselves to have little to no competition. By competitors, the biggest threat to our growth would be the lack of attractive investment opportunities due to our inability to acquire subsidiaries.

TRIO Fund LLC: Real Estate Operations

TRIO Fund LLC employs three full-time persons, one of whom is Nicholas Samatas, President and Co-Manager of TRIO Fund LLC, and two of whom are full-time laborers. Mr. Samatas is responsible for the daily management and capital allocation decisions of TRIO Fund LLC, subject to the ultimate approval of the Board of TRIO Holding Company, which acts as Co-Manager of TRIO Fund LLC.

TRIO Fund LLC receives its revenue from rental income, capital gains on real estate investments and from interest on cash and cash equivalents. From time to time, TRIO Fund LLC may enter into or invest in joint venture agreements whereby it earns revenue via capital gains, interest on investment capital, or fees for services to the joint venture.

Currently 100% of TRIO Fund LLC's investments in real estate are located within 20 miles of Chicago, Illinois. This figure includes any properties held in joint ventures in which TRIO Fund LLC is an investor or partner.

As its primary business, TRIO Fund LLC does not offer any products or services directly; however, from time to time it may derive revenues from services rendered to or construction projects completed on behalf of purchasers of its investment properties.

TRIO Fund LLC has competition to the extent that other investors and developers may seek to purchase properties that TRIO Fund LLC is interested in purchasing. This could result in a bidding war for property and ultimately result in TRIO Fund LLC paying a higher price for real estate than it originally intended. In this instance, potential gains on property could be reduced by the amount TRIO Fund LLC overpays for the property.

Brewer Investment Group LLC

In addition to our interests in TRIO Fund LLC, TRIO Holding Company owns 6.0% of the outstanding interests of Brewer Investment Group LLC ("BIG"), an Illinois limited liability company. BIG, through its subsidiaries, is engaged in a variety of industries including insurance, financial planning, investment advisory services, alternative investments and futures and forex trading.

We do not own a controlling interest in BIG.

Plan of Operation

During the next twelve months, we intend to increase our on-going established real estate investment and development operations through our wholly owned subsidiary. Our real estate investment and development is capital intensive; however, expansion does not require the purchase of equipment or similar investments, thus allowing expansion to be flexible based on the amount of capital available. We also intend to acquire one additional subsidiary yet unidentified. We anticipate taking the following steps in the next twelve months but cannot be sure of the timing or occurrence of any one step as any one step is not dependent upon the operation or completion of another. Thus, we may, as opportunities present themselves and as we may determine, follow one or more of these steps to a greater degree or duration than another. It is impossible to predict which action will result in the greatest and quickest reward to the Company. We will continually reevaluate our actions and the results obtained thereby.

- Expand our real estate investment and development operations by 150% through the funding and continued management and support of our wholly owned subsidiary, TRIO Fund LLC.
- Identify and acquire an additional subsidiary and integrate the business and operations of the subsidiary into those of TRIO Holding Company. We have not yet identified any target acquisition and no discussions of any transaction have begun.
- Purchase office space for TRIO Holding Company. We have not yet identified any target office space and no discussions of any transaction have begun.
- Set up an interactive website to allow on-line access of shareholder account information and to facilitate further credibility and access to the Company than would otherwise be available.

DESCRIPTION OF PROPERTY

We and TRIO Fund LLC utilize the same office space located at 7612 West North Avenue, Elmwood Park, Illinois pursuant to a one-year lease agreement with Cortland Properties Incorporated, owner of the property, expiring December 31, 2006, at a monthly rent of $500 for approximately 600 square feet. The Company intends to continue at this location and use it as its national headquarters until we can identify and purchase an office complex. The Company does not own any real property. TRIO Fund LLC does own real property as investment property; however, TRIO Fund LLC does not intend to own any current investment properties in its portfolio for a period of more than twelve months.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following discussion and table sets forth information regarding the member of the board of directors and executive officer of the Company:

Name	Age	Position	Date Directorship Commenced
Joseph J. Ponzio	28	Sole Officer, Sole Director	March 08, 2004

The Company's director has been elected to serve until the next annual meeting of stockholders and until his respective successor has been elected and qualified or until death, resignation, removal or disqualification. The Company's Articles of Incorporation provide that the number of directors to serve on the Board may be established, from time to time, by action of the Board or shareholders. Vacancies on the Board are filled by majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Joseph J Ponzio received a Bachelor of Arts degree from Loyola University Chicago. He has been the sole director and officer of TRIO Holding Company and of our predecessor company, TRIO Contrarian Fund, since its incorporation in 2004. Mr. Ponzio is also a director of The Meridian Business Group, Ltd., a position he has held since 2001. Mr. Ponzio is not a director of any other public reporting company. There are no legal proceedings, pending or threatened, to which Mr. Ponzio is a party.

REMUNERATION OF DIRECTORS AND OFFICERS

Set forth below is information concerning the compensation paid to TRIO Holding Company's executive officer and director during the last fiscal year:

Name and Position	Remuneration Capacity	Remuneration Received in 2005
Joseph J Ponzio[(1)]	President, Director	$0

(1) Mr. Ponzio's salary was paid by The Meridian Business Group, Ltd. For fiscal year ending December 31, 2005, The Meridian Business Group, Ltd. was paid a management fee of $40,235 for services rendered under an Investment Management Agreement (the "IM Agreement") between TRIO Contrarian Fund and The Meridian Business Group, Ltd. The IM Agreement was terminated on April 1, 2006.

Mr. Ponzio receives a base salary of $56,000 for 2006.

There have been no option grants in the last fiscal year and we have not adopted any Stock Option or other option plan. TRIO Holding Company has an employment agreement with Mr. Ponzio at the above annual compensation which expires on December 31, 2006 at which point we intend to extend said employment agreement. There are no agreements regarding compensation upon termination of employment or in the event of a change in control of TRIO Holding Company.

Mr. Ponzio does not receive any compensation from TRIO Fund LLC, our wholly owned subsidiary.

There is currently no remuneration for directors for their services as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information concerning the beneficial ownership of the voting securities of TRIO Holding Company as of the date of this offering circular for each officer and director, all officers and directors as a group, and each person known to us to be a beneficial owner of more than ten percent (10%) of our outstanding Class A Common Stock:

	Number of Shares	Percent of Class	
		Before Offering	After Offering(1)
Joseph J Ponzio, Sole Officer, Sole Director	6,000	3.2 %	3.2 %
Henry Kurzydlowski	22,117	11.8 %	11.8 %
Timothy Okal	19,300	10.3 %	10.3 %
All Officers and Directors as a Group (1 person)	6,000	3.2 %	3.2 %

(1) The total number of outstanding shares of common stock after the sale of the maximum offering (375,000 shares) would be 561,861, of which 186,861 would be Class A Common Stock and 375,000 would be Class B Non-Voting Common Stock.

As of the date of this Offering Circular, no shares of Class B Common Stock have been issued.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There are no material relationships or related transactions involving any director or executive officer of TRIO Holding Company or our subsidiary, TRIO Fund LLC, any nominee for election as a director or officer, any security holder named herein, nor any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the persons above identified.

SECURITIES BEING OFFERED

The Offering

This offering consists of a maximum of 375,000 shares of Class B Non-Voting Common Stock at $13.00 per share. There is no minimum number of shares to be sold hereby nor is there any escrow of funds received.

Common Stock

Holders of any class of our common stock are entitled to share pro rata in the assets of the Company upon dissolution, liquidation or winding up and pro rata in any dividend, if any, as may be declared from time to time by the Board in its discretion. There are no sinking fund provisions for any class of our common stock and no shareholder shall have preemptive, conversion or redemption rights with respect to any class of our common stock.

Class A Common Stock

We are authorized to issue 10,000,000 shares of Class A Common Stock, no par value. As of the date of this Offering Circular, 186,861 shares of our Class A Common Stock have been issued and are currently outstanding.

Holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held on all matters to which shareholders of the Company are entitled to vote. Holders of Class A Common Stock have cumulative voting rights.

Class B Non-Voting Common Stock

We are authorized to issue 10,000,000 shares of Class B Non-Voting Stock, no par value. As of the date of this Offering Circular, no shares of Class B Non-Voting Common Stock have been issued.

Holders of Class B Non-Voting Common Stock are not entitled to vote on matters to which shareholders of the Company are entitled to vote.

Future Share Issuance

The Company may issue additional shares of Class A Common Stock and/or Class B Common Stock which could dilute its current shareholders' share value. If additional funds are raised through the issuance of any class of the Company's common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of shares held by investors.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We will send unaudited reports at least annually to all of our shareholders. We have no stock option plan and have no current plans to develop one in the immediate future. In addition, we have not paid any dividends since our inception and do not anticipate paying a dividend in the future.

Transfer Online Inc. is our transfer agent and registrar and is located at 317 SW Alder Street, 2nd Floor, Portland, Oregon, 97204. Phone (503) 227-2950, Fax (503) 227-6874.

The Meridian Business Group handles our investor relations and is located at 7612 West North Avenue, Elmwood Park, Illinois 60707. Phone (708) 452-9169, Fax (708) 452-9275.

Book Value

Shares will be valued at the estimated net tangible book value ("Book Value") per share. Book Value is calculated by the Board as of the close of regular session trading on the NYSE (usually 4:00pm EST) on the last business day of each calendar month. Where no price or adequate valuation is available or determinable for a particular asset or security, the Board may elect to use the last available valuation of an asset or security in determining Book Value.

The share price will be calculated by dividing the Book Value by the number of outstanding shares.

Share Liquidity

Our shares will not be listed on a national exchange, nor do we intend to list our shares on any exchange. To maintain a degree of liquidity, we may offer, from time to time, to repurchase shares from shareholders. Since our inception, we have offered to repurchase, and shareholders have so tendered for repurchase, 38,102.597 shares for an aggregate repurchase of $391,168.35. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding shares. There may be fees assessed for tendering shares for redemption and such fees will be made known to shareholders in any repurchase offer and notice of repurchase offer.

The Board will consider the following factors, among others, in making its determination as to whether a repurchase offer should be made by TRIO Holding Company:

- whether any shareholders have requested to tender shares for repurchase;
- the liquidity of our assets;
- our working capital requirements;
- the relative economies of scale with respect to our size;
- our history in repurchasing shares; and
- the anticipated tax consequences of any proposed repurchases of shares.

The Board has determined that we will repurchase shares from shareholders pursuant to written or electronic tenders only on terms the Board determines to be fair to TRIO Holding Company and to shareholders. When the Board determines that we will make a repurchase offer, notice of that offer will be provided to each shareholder describing the terms of the offer and containing information that shareholders should consider in deciding whether to tender shares for repurchase. Shareholders who are deciding whether to tender their shares during the period that a repurchase offer is open may ascertain the estimated value of their shares from us during the period the offer remains open.

When shares are repurchased by us, shareholders will generally receive cash distributions equal to the value of the shares repurchased. However, in our sole discretion, the proceeds of repurchases of shares may be paid by the in-kind distribution of securities held by us, or partly in cash and partly in-kind. We do not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that we do not have sufficient cash to pay for shares that are repurchased or if making a cash payment would result in a material adverse effect on us or on shareholders not tendering shares for repurchase. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from shareholders.

To subscribe to a repurchase offer, shareholders may submit instructions via postal mail to:

TRIO Holding Company, Investor Relations
7612 West North Avenue
Elmwood Park, Illinois 60707

Investors intending to sell their shares and utilizing postal mail must include their name, account number, number of shares and an original signature on their correspondence.

If a repurchase offer is oversubscribed, we will prorate the offer for each tendering shareholder by dividing the total number of shares offered to be repurchased by the total number of shares tendered by shareholders. The resulting percentage will then be applied to each tendered offer of shares to determine the actual repurchase amount from each tendering shareholder.

No shareholder will have the right to require TRIO Holding Company to repurchase shares or portion thereof.

Our shares are not listed on any national exchange and no public market currently exists for our shares. We have no current intention of listing our shares on any exchange and we have no reason to believe that a public market for our shares will develop in the future.

Other Shareholder Information

No outstanding securities are subject to outstanding options or warrants to purchase, or securities convertible into, our shares.

As of the date of this offering circular, there were approximately 61 shareholders of record of our common shares.

We have historically not paid any dividends to shareholders and we have no intention to pay dividends in the future.

WHERE YOU CAN FIND MORE INFORMATION

This offering circular is part of a registration statement on Form 1-A (File # -) that TRIO Holding Company filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which is referred to collectively as the Securities Act. The registration statement covers the securities being offered and encompasses all amendments, exhibits, annexes, and schedules to the registration statement. This offering statement does not contain all the information in the registration statement. For further information about TRIO Holding Company and this offering, reference is made to the registration statement. Statements made in this Offering Circular as to the contents of any contract, agreement, or other document referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement, or other document filed as an exhibit to the registration statement, you should read the documents contained in the exhibits.

You may read and copy any document TRIO Holding Company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information about the public reference room.

In this document we "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this Offering Circular, and later information filed with the SEC will update and supersede this information.

TRIO Holding Company will provide to each person to whom a copy of this Offering Circular is delivered, upon request and at no cost to such person, a copy of any or all of the information that has been incorporated by reference in this Offering Circular but not delivered with this Offering Circular. You may request a copy of such information by writing or telephoning TRIO Holding Company at:

TRIO Holding Company
7612 West North Avenue
Elmwood Park, Illinois 60707
Tel: (877) 201-4580

INDEX TO FINANCIAL STATEMENTS

TRIO HOLDING COMPANY
CONSOLIDATED BALANCE SHEET
Nine months ended September 30, 2006
(unaudited)
in hundreds except share data

		9/30/2006
ASSETS		
CURRENT ASSETS		
Cash	$	1,714
Investments at fair value		-
Total Current Assets		1,714
OTHER ASSETS		
Long term investments		12,375
Vehicles		80
Joint ventures		6,946
Total Assets	$	21,115
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable		-
Total Current Liabilities		-
Long Term Debt		3,873
STOCKHOLDERS' EQUITY		
Common Stock - authorized 10,000,000 shares of Class A Common Stock no par value; issued and outstanding 186,861 shares; authorized 10,000,000 shares of Class B Non-Voting Common Stock no par value; 0 shares issued and outstanding		-
Additional paid-in capital		18,561
Retained Earnings		(1,319)
Total Liabilities and Stockholders' Equity	$	21,115

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS
Nine months ended September 30, 2006
(unaudited)
in hundreds except share and per share data

		9/30/2006
REVENUES		
Rental income	$	5
Total Revenues		5
OPERATING EXPENSES		
Salaries, payroll tax expense and other compensation		903
Organizational expenses		88
Office maintenance		82
Transfer agent fees		79
Automobile expense		76
Rent		42
Bank charges		17
Utilities		7
Accounting		6
Postage		3
Supplies		4
Legal		1
Printing		0
Total Operating Expenses		1,307
OTHER INCOME		
Realized gains on marketable securities		394
Interest income		19
Dividend Income		1
Total Other Income		414
OTHER EXPENSES		
Realized losses on marketable securities		172
Total Other Expenses		172
NET INCOME		(1,061)
EARNINGS PER SHARE, Basic and diluted	$	(0.57)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Class A Common Stock		186,861
Class B Common Stock		-

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Nine months ended September 30, 2006
(unaudited)
in hundreds

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 01, 2006	1,897	$ -	$ 18,773	$ (258)	$ 18,515
Net issuance of common stock	(29)	-	(211)	-	(211)
Net income for the year	-	-	-	(1,061)	(1,061)
Distributions	-	-	-	-	-
Balance at September 30, 2006	1,869	-	18,561	(1,319)	17,243

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
Nine months ended September 30, 2006
(unaudited)
in hundreds

		9/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(1,061)
Adjustments to reconcile net income to net cash provided in operating activities		-
Increase (decrease) in fair value of investments		172
Change in operating assets and liabilities		
Increase (decrease) in accounts payable		(43)
(Increase) decrease in investments held		-
Net Cash Provided By (Used In) Operating Activities		(932)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(80)
Net (purchase) sale of marketable securities		1,857
Loans originated other than to shareholders		(622)
Net (purchase) sale of long-term investments		7,508
Net (investment in) redemption of joint ventures		(2,467)
Capital expenditures		(1,841)
Net Cash Provided By (Used In) Investing Activities		4,355
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (repayment of) debt financing		(4,476)
Net issuance of stock		(211)
Net Cash Provided By (Used In) Financing Activities		(4,688)
INCREASE (DECREASE) IN CASH		
Cash - beginning of year		2,978
Cash - end of year	$	1,714

TRIO HOLDING COMPANY
CONSOLIDATED BALANCE SHEET
Years Ended December 31,
(unaudited)
in hundreds except share data

	2004	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 12,167	$ 2,978
Investments at fair value	5,841	2,029
Total Current Assets	18,008	5,007
OTHER ASSETS		
Long term investments	50	17,289
Joint ventures	-	4,479
Total Assets	$ 18,058	$ 26,907
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	39	43
Total Current Liabilities	39	43
Long Term Debt	-	8,349
STOCKHOLDERS' EQUITY		
Common stock - authorized 400,000 shares of common stock no par value; 180,237 shares issued and outstanding as of 12/31/2004; 189,719 shares issued and outstanding as of 12/31/2005	-	-
Additional paid-in capital	17,904	18,773
Retained Earnings	115	(258)
Total Liabilities and Stockholders' Equity	$ 18,058	$ 26,907

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS
Years Ended December 31,
(unaudited)
in hundreds except share and per share data

	2004	2005
REVENUES		
Rental income	$ -	$ 437
Total Revenues	-	437
OPERATING EXPENSES		
Salaries, payroll tax expense and other compensation	97	742
Insurance	-	79
Transfer agent	21	55
Bank charges	14	47
Rent	-	24
Legal	-	16
Vehicle expenses	-	4
Office supplies	3	5
Printing, advertising	-	4
Utilities	-	6
Office maintenance	-	3
Dues, subscriptions	-	2
Postage	-	1
Meals, entertainment	-	0
Total Operating Expenses	135	989
OTHER INCOME		
Dividend income	-	43
Interest income	44	127
Realized gains on marketable securities	-	178
Unrealized gains on marketable securities	341	-
Total Other Income	385	347
OTHER EXPENSES		
Realized losses on marketable securities	134	-
Unrealized losses on marketable securities	-	169
Total Other Expenses	134	169
NET INCOME	115	(373)
EARNINGS PER SHARE, Basic and diluted	$ 0.06	$ (0.20)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Common Stock	180,237	189,719

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2004 and December 31, 2005
(unaudited)
in hundreds

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 01, 2004	-	$ -	$ -	$ -	$ -
Net issuance of common stock	1,802	-	17,904	-	17,904
Net income for the year	-	-	-	115	115
Distributions	-	-	-	-	-
Balance at December 31, 2004	1,802	-	17,904	115	18,020
Net issuance of common stock	95	-	868	-	868
Net income for the year	-	-	-	(373)	(373)
Balance at December 31, 2005	1,897	-	18,773	(258)	18,515

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31,
(unaudited)
in hundreds

	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 115	$ (373)
Adjustments to reconcile net income to net cash provided in operating activities		
Unrealized (gains) losses on marketable securities	(341)	169
Increase (decrease) in accounts payable	39	5
Net Cash Provided By (Used In) Operating Activities	(187)	(200)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (purchase) sale of marketable securities	(5,500)	3,644
Loans originated other than to shareholders	(50)	(600)
Net (purchase) sale of long-term investments	-	(16,340)
Net (investment in) redemption of joint ventures	-	(4,479)
Capital expenditures	-	(431)
Net Cash Provided By (Used In) Investing Activities	(5,550)	(18,206)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt financing	-	8,349
Net issuance of stock	17,904	868
Net Cash Provided By (Used In) Financing Activities	17,904	9,217
INCREASE (DECREASE) IN CASH		
Cash - beginning of year	-	12,167
Cash - end of year	$ 12,167	$ 2,978

TRIO HOLDING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

TRIO Holding Company (the "Company") was incorporated as TRIO Contrarian Fund Corp. under the laws of the State of Illinois on March 08, 2004.

On April 18, 2006 the Company's name was changed to TRIO Holding Company.

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

(3) Readily Marketable Securities

In the ordinary course of business the Company invests in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included in current period net income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the balance sheet and the statement of income and stockholder's earnings.

(4) Property and Equipment

Real estate is carried at cost, net of accumulated depreciation and amortization. Betterments, major renewals and certain costs directly related to the acquisition, improvement and leasing of real estate are capitalized. Maintenance and repairs are charged to operations as incurred. For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. If the cost of the redeveloped property, including the undepreciated net book value of the property carried forward, exceeds the estimated fair value of redeveloped property, the excess is charged to expense. Depreciation is provided on a straight-line basis over the assets' estimated useful lives which range from 7 to 40 years. Tenant allowances are amortized on a straight-line basis over the lives of the related leases. Additions to real estate include interest expense capitalized during construction.

Upon acquisitions of real estate, the Company assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", and allocates purchase price based on these assessments. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. The Company's properties, including any related intangible assets, are reviewed for impairment if events or circumstances change indicating that the carrying amount of the assets may not be recoverable.

The Company considers Accounting Principals Board ("APB") 18, "The Equity Method of Accounting for Investments in Common Stock", Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures", Emerging Issues Task Force ("EITF") 96-16, "Investors Accounting for an Investee When the Investor has the Majority of the Voting Interest but the Minority Partners have Certain Approval or Veto Rights" and FASB Interpretation No. 46 (Revised 2003), "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51 ('FIN 46R')", to determine the method of accounting for each of its jointly- or partially-owned entities. In determining whether the Company has a controlling interest in a partially-owned entity and the requirement to consolidate the accounts of that entity, it considers factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which it will absorb the majority of the entity's expected losses, if they occur, or receive the majority of the expected residual returns, if they occur, or both. The Company has concluded that it does not control a partially-owned entity, despite an ownership interest of 50% or greater, if the entity is not considered a variable interest entity and the approval of all of the partners/members is contractually required with respect to major decisions, such as operating and capital budgets, the sale, exchange or other disposition of real property, the hiring of a chief executive officer, the commencement, compromise or settlement of any lawsuit, legal proceeding or arbitration or the placement of new or additional financing secured by assets of the venture. This is the case with respect to the Company's 50% interests in 258 Bonnie Brae, 262 Bonnie Brae and 17W174 Woodland.

(5) Revenue Recognition

The Company recognizes base rents arising from tenant leases recognized over the non-cancelable term of the related leases on a straight-line basis which includes the effects of rents steps and rent abatements under the leases and management, leasing and other fees arising from contractual agreements with third parties or with partially-owned entities as the related services are performed under the respective agreements.

(6) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

(7) Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statements and tax basis assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expenses is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

(8) Consolidation

TRIO Fund LLC is a wholly owned subsidiary of the Company. Accordingly, the financial statements are presented as a consolidation. There were no eliminating entries.

(10) Earnings Per Share

Earnings per share are computed using the weighted average number of shares outstanding during the year.

B. ACQUISITIONS AND DISPOSITIONS

The Company completed no real estate acquisitions in 2004, approximately $1,634,000 of real estate acquisitions in 2005 and $800,000 of real estate acquisitions in the nine months ended September 30, 2006. These acquisitions were consummated through the subsidiary of the Company. The related assets, liabilities and results of operations are included in the Company's consolidated financial statements from their respective dated of acquisition.

Acquisitions of individual properties are recorded as acquisitions of real estate assets. Acquisitions of businesses are accounted for under the purchase method of accounting.

Acquisitions:

4545 Prescott

On April 22, 2005, the Company acquired the 12-unit apartment building located in Lyons, Illinois from unrelated parties. The purchase price was $921,500, consisting of $368,600 in cash and $552,900 of new mortgage debt. The operations of 4545 Prescott are consolidated into the accounts of the Company from the date of this acquisition.

1813 77th Court

On June 21, 2005, the Company acquired the single family home in Elmwood Park, Illinois from unrelated parties. The purchase price of $360,000 was paid in cash. The operations of 1813 77th Court are consolidated into the accounts of the Company from the date of this acquisition.

262 Bonnie Brae

On August 01, 2005, the Company acquired a 50% interest in the single family home in Elmhurst, Illinois from unrelated parties. The purchase price was $124,500, consisting of $24,900 in cash and $99,600 in new mortgage debt. The operations of 262 Bonnie Brae are consolidated into the accounts of the Company from the date of this acquisition.

17W174 Woodland

On August 5, 2005, the Company acquired a 50% interest in the undeveloped residential lot in Bensenville, Illinois from unrelated parties. The purchase price was $103,500, consisting of $20,700 in cash and $82,800 in new mortgage debt. The operations of 17W174 Woodland are consolidated into the accounts of the Company from the date of this acquisition.

258 Bonnie Brae

On September 21, 2005, the Company acquired a 50% interest in the single family home in Elmhurst, Illinois from unrelated parties. The purchase price was $124,500, consisting of $24,900 in cash and $99,600 in new mortgage debt. The operations of 258 Bonnie Brae are consolidated into the accounts of the Company from the date of this acquisition.

Dispositions:

4545 Unit 103

On April 11, 2006, the Company sold Unit 103 of the 4545 Prescott project for $114,000, of which $91,200 was used to pay off a portion of the existing mortgage on 4545 Prescott.

4545 Unit 312

On May 22, 2006, the Company sold Unit 312 of the 4545 Prescott project for $139,900, of which all of the net proceeds went to the Company.

4545 Unit 309

On June 16, 2006, the Company sold Unit 309 of the 4545 Prescott project for $139,900, of which $20,000 was used to pay off a portion of the existing mortgage on 4545 Prescott.

4545 Unit 104

On July 27, 2006, the Company sold Unit 104 of the 4545 Prescott project for $139,900, of which $111,920 was used to pay off a portion of the existing mortgage on 4545 Prescott.

4545 Unit 302

On August 08, 2006, the Company sold Unit 302 of the 4545 Prescott project for $141,900, of which $20,000 was used to pay off a portion of the existing mortgage on 4545 Prescott.

C. NOTES AND MORTGAGE LOANS RECEIVABLE

On December 01, 2004, the Company, through its subsidiary, entered into a management agreement with Samatas Corporation whereby the Company would advance to Samatas Corporation management fees in the amount of $5,000 per month against future performance fees on real estate profits. Under the terms of the agreement, Samatas Corporation manages our subsidiary for a fee equal to 30% of the net pre-tax gains on our real estate investing. In the event of contract termination, Samatas Corporation is required to repay any fees advanced in anticipation of returns not realized.

D. LONG TERM DEBT

Long term debt consists of:

	September 30, 2006	December 31, 2005	December 31, 2004
Note payable to a bank, collateralized by 4545 Prescott, payable in monthly installments of interest-only, due April 21, 2035.	$105,280	$552,900	-
Note payable to a bank, collateralized by 262 Bonnie Brae, payable in monthly installments of interest-only, due August 01, 2035.	$99,600	$99,600	-
Note payable to a bank, collateralized by 17W174 Woodland, payable in monthly installments of interest-only, due August 05, 2035.	$82,800	$82,800	-
Note payable to a bank, collateralized by 258 Bonnie Brae, payable in monthly installments of interest-only, due September 21, 2035.	$99,600	$99,600	-
	$387,280	$834,900	-

E. CAPITAL STRUCTURE

The Company is authorized to issue 20,000,000 shares of common stock, no par value, 10,000,000 of such shares being Class A Common Stock and 10,000,000 of such shares being Class B Non-Voting Common Stock.

F. EARNINGS PER SHARE

Basic earnings per common share are computed by dividing the net income by the weighted average number of shares of common stock outstanding during the periods reported. Diluted earnings per share are determined assuming the potential dilution of the exercise of warrants and options into common stock. As of the date of this Offering Circular, the Company had no warrants or stock options outstanding.

G. AFFIRMATIVE STATEMENT REGARDING ACCURACY

It is the opinion of management that all adjustments necessary for a fair statement of results for the interim period have been included. All adjustments are of normal recurring nature.

PART III
TRIO HOLDING COMPANY
FORM 1-A

PART III
TRIO Holding Company
Description of Exhibits

Description	Section
Restated Articles of Incorporation of TRIO Holding Company	E-2.1
By-Laws of TRIO Holding Company	E-2.2
Specimen Stock Certificate	E-3.1
Subscription Agreement	E-4.1
Opinion re legality	E-11.1

RESTATED ARTICLES OF INCORPORATION
OF
TRIO HOLDING COMPANY

ARTICLE I

Name

The name of the Corporation is TRIO Holding Company (hereinafter the "Corporation").

ARTICLE II

Registered Office and Registered Agent

The registered agent of the Corporation is Anthony F Spina. The address of its registered office in the State of Illinois is c/o Spina, McGuire & Okal, 7610 West North Avenue, Elmwood Park, IL 60707.

ARTICLE III

Corporate Purpose

The purpose of the Corporation is the transaction of any or all lawful businesses for which corporations may be incorporated under the Illinois Business Corporation Act.

ARTICLE IV

Capital Stock

The aggregate number of shares of stock that the Corporation is authorized to issue is twenty million (20,000,000), ten million (10,000,000) of such shares being classified as Class A Common Stock, each such share having no par value and one vote per share; and ten million (10,000,000) of such shares being classified as Class B Non-Voting Common Stock, each such share having no par value and no voting rights.

The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated: August 10, 2006

TRIO Holding Company

By: /s/ Joseph J Ponzio
Joseph J Ponzio, President

BY-LAWS OF
TRIO HOLDING COMPANY

ARTICLE I
OFFICES

Section 1. Registered Office

The registered office shall be established and maintained at c/o Spina, McGuire & Okal, P.C., 7610 West North Avenue, Elmwood Park, Illinois 60707 and Anthony F. Spina shall be the registered agent of this corporation in charge thereof.

Section 2. Other Offices

The corporation may have other offices, either within or without the State of Illinois, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require. The corporation may have other offices, either within or without the State of Illinois, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Annual Meetings

Annual meetings of Shareholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting in accordance with these By-Laws shall be held at such place, either within or without the State of Illinois, and at such time and date as the Board of Directors, by resolutions, shall determine and as set forth in the notice of the meeting. In the event the Board of Directors fails to so determine the time, date and place of meeting, the annual meeting of Shareholders shall be held at the offices of TRIO Holding Company, 7612 West North Avenue, Elmwood Park, Illinois on March 15 at 6:00 p.m. central standard time. If this date shall fall upon a Saturday, Sunday or a legal holiday, the meeting shall be held on the next succeeding business day.

At each annual meeting, the Shareholders entitled to vote may only transact such business as may properly be brought before the meeting. For business to be properly brought before an annual meeting, it must be: (i) authorized by the Board of Directors and specified in the notice, or a supplemental notice, of the meeting, (ii) otherwise brought before the meeting by or at the direction of the Board of Directors or the chairman of the meeting, or (iii) otherwise properly brought before the meeting by a Shareholder. For business to be properly brought before an annual meeting by a Shareholder, the Shareholder must have given written notice thereof to the Secretary of the corporation, delivered or mailed to and received at the principal executive offices of the corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within thirty (30) days from the anniversary date of the preceding year's annual meeting date, written notice by a Shareholder in order to be timely must be received not later than the close of business on the tenth day following the day on which the first public disclosure of the date of the annual meeting was made. Delivery shall be by hand or by certified or registered mail, return receipt requested. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of Shareholder's notice as described above. A Shareholder's notice to the Secretary shall set forth as to each item of business the Shareholder proposes to bring before the meeting: (1) a description of such item and the reasons for conducting such business at the meeting, (2) the name and address, as they appear on the corporation's records, of the Shareholder proposing such business, (3) a representation that the Shareholder is a holder of record of shares of stock of the corporation entitled to vote with respect to such business and intends to appear in person or by proxy at the meeting to move the consideration of such business, (4) the class and number of shares of stock of the corporation which are beneficially owned by the Shareholder (determined in accordance with regulations under Section 13 of the Securities Exchange Act of 1934, as amended), and (5) a description of all arrangements or understandings between such Shareholder and any other person or persons (including their names) in connection with the proposal of such business by such Shareholder and any material interest of such Shareholder in such business. No business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 1. The chairman of the annual meeting at which any business is proposed by a Shareholder shall, if the facts warrant, determine and declare to the meeting that such business was not properly brought before the meeting in accordance with the provisions of this Section 1, and, in such event, the business not properly before the meeting shall not be transacted.

Section 2. Other Meetings

Meetings of Shareholders for any other purpose may be held at such time and place, within or without the State of Illinois, as shall be stated in the notice of the meeting.

Section 3. Voting

Each Shareholder entitled to vote in accordance with the terms of the Articles of Incorporation and in accordance with the provisions of these By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such Shareholder, but no proxy shall be voted after eleven (11) months from its date unless such proxy provides for a longer period. Upon the demand of any Shareholder, the vote for directors and the vote upon any question before the meeting shall be by ballot. All elections for directors and, all other questions shall be elected by majority vote except as otherwise provided by the Articles of Incorporation or the laws of the State of Illinois. The entire voting power of the Corporation shall be vested in the Class A Common Stock.

No shareholder of the Corporation shall have any preemptive or preferential right of subscription to any shares of any class of the Corporation, whether now or hereafter authorized, or to any obligations convertible into shares of the Corporation, issued or sold, nor any right of subscription to any thereof other than such right, if any, and at such price as the Board of Directors, in its discretion from time to time may determine, pursuant to the authority hereby conferred by the Articles of Incorporation or its amendment and the Board of Directors may issue shares of the Corporation or obligations convertible into shares without offering such issue either in whole or in part to the shareholders of the Corporation. Should the Board of Directors as to any portion of the shares of the Corporation, whether now or hereafter authorized, or to any obligation convertible into shares of the Corporation, offer the same to the shareholders or any class thereof, such offer shall not in any way constitute a waiver or release of the right of the Board of Directors subsequently to dispose of other portions of such shares or obligations without so offering the same to the shareholders. The acceptance of shares in the Corporation shall be a waiver of any such preemptive or preferential right which in the absence of this provision might otherwise be asserted by shareholders of the Corporation or any of them.

The officer or agent having charge of the transfer books for shares of the Company shall make, at least ten (10) days before each meeting of Shareholders, a complete list of the Shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each Shareholder, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Company and shall be subject to inspection by any Shareholder at any time during usual business hours. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Shareholder who is present.

Section 4. Quorum

Except as otherwise required by Law, by the Articles of Incorporation or by these By-Laws, the presence, in person or by proxy, of Shareholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the Shareholders. In case a quorum shall not be present at any meeting, a majority in interest of the Shareholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Shareholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

Section 5. Special Meetings

Special meetings of the Shareholders for any purpose or purposes may be called by (i) the Chairman of the Board of Directors, (ii) the President, (iii) by resolution of the directors or (iv) by the holders of not less than one-fifth of all the outstanding shares of the corporation. The business transacted at a special meeting of the Shareholders shall be limited solely to matters relating to the purpose or purposes stated in the notice of such special meeting.

Section 6. Notice of Meetings

Written notice, stating the place, date and time of the meeting and the general nature of the business to be considered, shall be given to each Shareholder entitled to vote thereat at his address as it appears on the records of the corporation, not less than ten (10) or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than twenty (20) days, nor more than sixty (60) days before the date of the meeting.

Section 7. Action Without Meeting

Unless otherwise provided by the Articles of Incorporation, any action required to be taken at any annual or special meeting of Shareholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by (i) the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting, provided, that at least five days prior notice of the proposed action is given in writing to all shareholders entitled to vote with respect to the subject matter thereof, or (ii) all of the Shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III
DIRECTORS

Section 1. Number and Term

The number of directors shall be no fewer than one (1) and no more than five (5). The specific number of directors within that range shall be determined by resolution of the Board of Directors. The directors shall be elected at the annual meeting of the Shareholders and each director shall be elected to serve until his successor shall be elected and shall qualify.

Section 2. Election

Only persons who are nominated in accordance with the procedures set forth in this Section 2 shall be eligible for election at a meeting of Shareholders as directors of the corporation. Nominations of persons for election to the Board of Directors may be made at a meeting of Shareholders by the Board of Directors or by any Shareholder of the corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this Section 2. Any nomination by a Shareholder must be made by written notice to the Secretary delivered or mailed to and received at the principal executive offices of the corporation: (i) with respect to an election to be held at an annual meeting of Shareholders, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within thirty (30) days from the anniversary date of the preceding year's annual meeting date, written notice by the Shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which public disclosure of the date of the annual meeting was made, and (ii) with respect to an election to be held at a special meeting of Shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which the first public disclosure of the date of the special meeting was made. Delivery shall be by hand, or by certified or registered mail, return receipt requested. In no event shall the public announcement of an adjournment of any annual or special meeting commence a new time period for giving of a Shareholder notice as described above. A Shareholder's notice to the Secretary shall set forth (a) as to each person whom the Shareholder proposes to nominate for election or re-election as a director: (1) the name, age, business address and residence address of such person, (2) the principal occupation or employment of such person, (3) the class and number of shares of stock of the corporation which are beneficially owned by such person (determined in accordance with regulations under Section 13 of the Securities Exchange Act of 1934, as amended), (4) any other information relating to such person that would be required to be disclosed in solicitations of proxies for the election of such person as a director of the corporation pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by the Board of Directors, and (5) such person's written consent to being named in any proxy statement as a nominee and to serving as a director if elected; and (b) as to the Shareholder giving notice: (1) the name and address, as they appear on the corporation's records, of such Shareholder, (2) the class and number of shares of stock of the corporation which are beneficially owned by such Shareholder (determined as provided in clause (3) above), (3) a representation that the Shareholder is a holder of record of stock of the corporation entitled to vote on the election of directors at such meeting and that such Shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and (4) a description of all agreements, arrangements or understandings between the Shareholder and each nominee of the Shareholder and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Shareholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary that information required to be set forth in a Shareholder's notice of nomination which pertains to the nominee. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. The chairman of the meeting at which a Shareholder nomination is presented shall, if the facts warrant, determine and declare to the meeting that such nomination was not made in accordance with the procedures prescribed by this Section 2, and, in such event, the defective nomination shall be disregarded.

Section 3. Resignations

Any director, member of a committee or other officer may resign at any time. Such resignation shall be made in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the Chairman of the Board of Directors.

Section 4. Vacancies

If the office of any director, member of a committee or other officer becomes vacant, the remaining directors in office, though less than a quorum by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

Section 5. Removal

Any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the Shareholders called for the purpose and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the Shareholders entitled to vote.

Section 6. Increase or Decrease of Number

The number of directors may be increased or decreased (but not below one (1)) by amendment of these By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the Shareholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting, to hold office until the next annual election and until their successors are elected and qualify.

Section 7. Powers

The Board of Directors shall exercise all of the powers of the corporation except such as are by law, or by the Articles of Incorporation of the corporation or by these By-Laws conferred upon or reserved to the Shareholders.

Section 8. Committees

The Board of Directors may, by resolution or resolutions passed by a majority of the whole board, designate one or more committees, each committee to consist of two (2) or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent permitted by law and as provided in the resolution of the Board of Directors, or in these By-Laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation, adopting an agreement of merger or consolidation, recommending to the Shareholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the Shareholders a dissolution of the corporation or a revocation of a dissolution, or amending the By-Laws of the corporation.

Section 9. Meetings

The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Illinois.

The first meeting of each newly elected Board of Directors shall be held immediately after the annual meeting of Shareholders without any notice other than these By-Laws. The newly elected directors may hold their first meeting for the purpose of organization and the transaction of business, if a quorum be present, immediately after the annual meeting of the Shareholders; or the time and place of such meeting may be fixed by consent in writing of all the directors.

Regular meetings of the directors may be held without notice at such places and times as shall be determined from time to time by resolution of the directors.

Special meetings of the Board of Directors may be called by the Chairman of the Board and shall be called by Chairman of the Board on the written request of any director on at least two (2) days notice to each director and shall be held at such place or places as may be determined by the directors, or as shall be stated in the call of the meeting.

Unless otherwise restricted by the Articles of Incorporation or these By-Laws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 10. Quorum

A majority of the directors shall constitute a quorum for the transaction of business. If at any meeting of the board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned.

Section 11. Compensation

Unless otherwise restricted by the Articles of Incorporation, the Board of Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. The directors may also be entitled to participate in such benefit plans as they shall determine. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 12. Action Without Meeting

Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if prior to such action a written consent thereto is signed by all members of the board, or of such committee as the case may be, and such written consent is filed with the minutes or proceedings of the board or committee.

ARTICLE IV
OFFICERS

Section 1. Officers

The officers of the corporation shall be a Chairman of the Board of Directors, a Chief Executive Officer, a President, a Treasurer and a Secretary, all of whom shall be elected by the Board of Directors and who shall hold office until their successors are elected and qualified. In addition, the Board of Directors may elect one or more Vice Presidents and such Assistant Secretaries and Assistant Treasurers as they may deem proper. None of the officers (other than the Chairman of the Board of Directors) of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two (2) offices may be held by the same person.

Section 2. Other Officers and Agents

The Board of Directors may appoint such other officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 3. Chairman of the Board

The Chairman of the Board of Directors shall preside at all meetings of directors and shareholders of the corporation and may call meetings of the Board of Directors. The Chairman of the Board of Directors shall also perform such other duties as may be assigned to him by the Board of Directors.

Section 4. Vice Chairman of the Board

The Vice Chairman of the Board of Directors shall have such powers and shall perform such duties as shall be assigned to him by the Board of Directors.

Section 5. Chief Executive Officer

The Chief Executive Officer of the corporation shall formulate policies with respect to the affairs of the corporation and shall have general powers of supervision and management.

Section 6. President

The President shall be the chief operating officer of the corporation and, subject to the direction of the Chairman of the Board of Directors, shall supervise and direct and be responsible for the direction of the ongoing business of the corporation. In the absence of the Chairman of the Board of Directors, the President shall preside at meetings of the Shareholders and the Board of Directors. Except as the Board of Directors shall authorize the execution thereof in some other manner, the President shall be authorized to execute bonds, mortgages and other contracts on behalf of the corporation to cause the corporation's seal to be affixed to any instrument requiring such seal, and when so affixed such seal shall be attested by the signatures of the Secretary or Assistant Secretary.

Section 7. Vice President

Each Vice President shall have such powers and shall perform such duties as shall be assigned to him by the directors.

Section 8. Treasurer

The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the corporation. He shall deposit all moneys and other valuables in the name and to the credit of the corporation in such depositaries as may be designated by the Board of Directors.

The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, the Chairman of the Board of Directors, or the President, taking proper vouchers for such disbursements. He shall render to the Chairman of the Board of Directors, President and Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond for the faithful discharge of his duties in such amount and with such surety as the board shall prescribe.

Section 9. Secretary

The Secretary shall give, or cause to be given, notice of all meeting of Shareholders and directors, and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board of Directors, President, or by the directors, or Shareholders, upon whose requisition the meeting is called as provided in these By-Laws. He shall record all the proceedings of the meetings of the corporation and of the directors in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him by the directors or the Chairman of the Board of Directors, or the President. He shall have the custody of the seal of the corporation and shall affix the same to all instruments requiring it, when authorized by the directors or the Chairman of the Board of Directors, or the President, and attest the same.

Section 10. Assistant Treasurers and Assistant Secretaries

Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to them respectively, by the Board of Directors.

ARTICLE V
MISCELLANEOUS

Section 1. Certificates of Stock

Every holder of stock in the corporation shall be entitled to have a certificate certifying the number of shares owned by him in the corporation, signed by the Chairman, the President or the Vice President and the Treasurer or an Assistant Treasurer, or Secretary or an Assistant Secretary. Where a certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, any other signature on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 2. Lost Certificates

A new certificate of stock may be issued in the place of any certificate theretofore issued by the corporation, alleged to have been lost, stolen or destroyed, and the directors may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond, in such sum as they may direct, sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate, or the issuance of any such new certificate.

Section 3. Transfer of Shares

Upon surrender to the corporation or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment of authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when certificates are presented to the corporation for transfer, both the transferor and the transferee request the corporation to do so.

Section 4. Shareholders Record Date

In order that the corporation may determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than twenty (20) days, nor more than sixty (60) days prior to any other action. A determination of Shareholders of record entitled to notice of or to vote at a meeting of Shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Registered Shareholders

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books, as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Illinois.

Section 6. Dividends

Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting declare dividends upon the capital stock of the corporation as and when they deem expedient. Dividends may be paid in cash, in property, or in shares of capital stock of the corporation, subject to the provisions of the Articles of Incorporation. Before declaring any dividend there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

Section 7. Seal

The corporate seal shall be circular in form and shall contain the name of the corporation, the year of its creation and the words "Corporate Seal, Illinois." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 8. Fiscal Year

The fiscal year of the corporation shall begin on the 1st day of January and end on the 31st day of December of each year.

Section 9. Checks

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 10. Notice and Waiver of Notice

Whenever any notice is required by these By-Laws to be given, personal notice is not meant unless expressly so stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his address as it appears on the records of the corporation, and such notice shall be deemed to have been given on the day of such mailing. Shareholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

Whenever any notice whatever is required to be given under the provisions of any law, or under the Provisions of the Articles of Incorporation of the corporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the Shareholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE VI
INDEMNIFICATION OF DIRECTORS, EMPLOYEES AND AGENTS

Each person who at any time is or shall have been a director or officer of the corporation, or is or shall have been serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the corporation in accordance with and to the full extent permitted by the law of the State of Illinois as in effect at the time of adoption of this By-law or as amended from time to time. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any By-law, agreement, vote of shareholders or disinterested directors or otherwise. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation. If authorized by the Board of Directors, the corporation may purchase and maintain insurance on behalf of any person to the full extent permitted by the law of the State of Illinois as in effect at the time of the adoption of this By-law or as amended from time to time.

ARTICLE VII
AMENDMENTS

These By-Laws may be altered or repealed and By-Laws may be made at any annual meeting of the Shareholders or at any special meeting thereof if notice of the proposed alteration or repeal or By-Law or By-Laws to be made be contained in the notice of such special meeting, by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereat, or by the affirmative vote of a majority of the Board of Directors, at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors, if notice of the proposed alteration or repeal, or By-Law or By-Laws to be made, be contained in the notice of such special meeting.

DATED: August 10, 2006

/s/ Joseph J Ponzio
Joseph J Ponzio
Being the only Director of said corporation

1001

Number

Incorporated under the laws of the State of Illinois

TRIO Holding Company

Common Stock

10,000,000 Shares Authorized

Shares

CUSIP 896689 10 6

This certifies that:

Is the owner of:

Fully paid and Non-Assessable Shares of Common B Stock of TRIO Holding Company.
Transferable on the books of the Corporation by the holder hereof
in person or By duly authorized attorney upon surrender of this certificate properly endorsed.
This certificate is not valid unless countersigned by the transfer agent and registered by the registrar.

WITNESS the facsimile seal of the corporation and the facsimile signatures of its duly authorized officers

Dated:

President

TRIO Holding Company
Corporate
Seal
Illinois

COUNTERSIGNED
BY:

AUTHORIZED SIGNATURE

TRANSFER ONLINE, INC.
317 SW ALDER ST., 2ND FLOOR, PORTLAND, OR 97204

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to the applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN- as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT.............Custodian...........
(Cust) (Minor)
under Uniform Gifts to Minors Act.......................
(State)

Additional Abbreviations may also be used though not in the above list.

For Value Received,____________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIPCODE, OF ASSIGNEE)

____

____

____ Shares

of the stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER

THE SIGNATURE TO THE ASSIGNMENT MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF A NATIONAL OR REGIONAL OR OTHER RECOGNIZED STOCK EXCHANGE IN CONFORMANCE WITH A SIGNATURE GUARANTEE MEDALLION PROGRAM

TRIO Holding Company

Subscription Agreement

7612 West North Avenue
Elmwood Park, Illinois 60707

ph. 877.201.4580
www.trioholding.com

Type of Account

- ◯ **Individual**
- ◯ **Joint Tenants with Rights of Survivorship**
- ◯ **Uniform Transfer To Minors Act [UTMA]** State ____
- ◯ **Traditional IRA** ◯ Contributory ◯ Rollver
- ◯ **Education Savings Account**
- ◯ **Trust**
- ◯ **Corporate**
- ◯ **Limited Liability Company [LLC]**
- ◯ **Tenants by the Entireties**
- ◯ **Tenants in Common** Owner % ____ Co-Owner % ____
- ◯ **Uniform Gifts To Minors Act [UGMA]** State ____
- ◯ **Roth IRA**
- ◯ **Simplefied Employer Pension [SEP] IRA**
- ◯ **Estate**
- ◯ **Partnership**
- ◯ **Transfer On Death [TOD]**

Account Holder Information

Name of Organization		Tax ID Number
Street Address (no P.O. boxes)		
City	State	ZIP Code

Account Owner/Trustee/Minor/Executor

First	Middle	Last
Home Street Address (no P.O. boxes)		
City, State, ZIP Code		Years at Address
Previous Home Address, City, State, ZIP Code		
Mailing Address (if different from above, P.O. boxes allowed)		
Home Telephone Number	Business Telephone Number	
E-mail Address		
Social Security Number	Date of Birth (mm/dd/yyyy)	
ID Number (Valid Driver's License, State, Military or Passport only)		
Place of Issuance	Expiration Date	Mother's Maiden Name
Are you known by any other name(s)? (Specify)		
Country(ies) of Citizenship	Country of Legal Residence	

Co-Owner/Co-Trustee/Custodian/Co-Executor

First	Middle	Last
Home Street Address (no P.O. boxes)		
City, State, ZIP Code		Years at Address
Previous Home Address, City, State, ZIP Code		
Mailing Address (if different from above, P.O. boxes allowed)		
Home Telephone Number	Business Telephone Number	
E-mail Address		
Social Security Number	Date of Birth (mm/dd/yyyy)	
ID Number (Valid Driver's License, State, Military or Passport only)		
Place of Issuance	Expiration Date	Mother's Maiden Name
Are you known by any other name(s)? (Specify)		
Country(ies) of Citizenship	Country of Legal Residence	

FOR INTERNAL USE ONLY

ACCOUNT TITLE:

REGULATION A OFFERING OF TRIO HOLDING COMPANY COMMON STOCK

APPROVED (SIGN AND DATE) SHAREHOLDER ID:

Account Owner/Trustee/Minor/Executor

Securities industry regulations require that we collect the following

◯ Employed ◯ Retired ◯ Student ◯ Not Employed	
Employer	Occupation/Position
Employer Street Address, City, State, ZIP Code	
Director, employee or 10%+ shareholder of securities firm(s)?	
Director, employee or 10%+ shareholder of a listed company?	
◯ Married ◯ Single ◯ Divorced	

Investment Experience	Annual Income:	Liquid Net Worth:
◯ None	◯ Under $15,000	◯ Under $25,000
◯ Limited	◯ $15,000-$24,999	◯ $25,000-$49,999
◯ Good	◯ $25,000-$49,999	◯ $50,000-$99,999
◯ Extensive	◯ $50,000-$99,999	◯ $100,000-$249,999
	◯ $100,000 or more	◯ $250,000 or more

Co-Owner/Co-Trustee/Custodian/Co-Executor

Securities industry regulations require that we collect the following

◯ Employed ◯ Retired ◯ Student ◯ Not Employed	
Employer	Occupation/Position
Employer Street Address, City, State, ZIP Code	
Director, employee or 10%+ shareholder of securities firm(s)?	
Director, employee or 10%+ shareholder of a listed company?	
◯ Married ◯ Single ◯ Divorced	

Investment Experience	Annual Income:	Liquid Net Worth:
◯ None	◯ Under $15,000	◯ Under $25,000
◯ Limited	◯ $15,000-$24,999	◯ $25,000-$49,999
◯ Good	◯ $25,000-$49,999	◯ $50,000-$99,999
◯ Extensive	◯ $50,000-$99,999	◯ $100,000-$249,999
	◯ $100,000 or more	◯ $250,000 or more

Designation of Beneficiaries*

For IRA, Roth IRA, SEP IRA, Transfer On Death and Education Savings Accounts

Primary Beneficiary(ies): I designate the following person (s) below as primary beneficiary(ies) to receive payment of the value of my account upon my death

Share %	Name
Home Street Address (no P.O. boxes)	
City, State, ZIP Code	
Social Security Number	Date of Birth (mm/dd/yyyy)
Telephone Number	Relationship

Share %	Name
Home Street Address (no P.O. boxes)	
City, State, ZIP Code	
Social Security Number	Date of Birth (mm/dd/yyyy)
Telephone Number	Relationship

Contingent Beneficiary(ies): If no primary beneficiary survives me, I designate the balance of my account be distributed to my contingent beneficiary(ies) below

Share %	Name
Home Street Address (no P.O. boxes)	
City, State, ZIP Code	
Social Security Number	Date of Birth (mm/dd/yyyy)
Telephone Number	Relationship

Share %	Name
Home Street Address (no P.O. boxes)	
City, State, ZIP Code	
Social Security Number	Date of Birth (mm/dd/yyyy)
Telephone Number	Relationship

*If this is an Education Savings Account, I understand that only the beneficial minor's estate can be the beneficiary.

Attach additional sheets as necessary. **The percentages must total 100%.**

I understand that if no designated beneficiary survives me or if the custodian and sponsor cannot locate the beneficiary, the custodian and sponsor will distribute the benefits to my estate. If I have chosen more than one primary beneficiary, and one or more (but not all) primary beneficiaries survive me, and absent any other instructions provided by in writing to TRIO Holding Company or the custodian, or their respective agents, each surviving beneficiary will receive a share of the benefits determined by mutliplying the total benefits by a fraction in which the numerator is the percentage to be distributed to the particular primary beneficiary and the denominator is the total of the percentages for all surviving beneficiaries as shown above. If no primary beneficiary survives me, the surviving contingent beneficiaries will share in the benefits in the same way as described above. I understand that if I fail to indicate share percentages, the custodian and sponsor will divide the benefits equally among all beneficiaries I designate.I understand that if TRIO Holding Company or the custodian determines that my beneficiary designation is not clear with respect to the amount of the distribution, the date on which the distribution shall be made, or the identity of the party or parties who will receive the distribution, TRIO Holding Company or the custodian shall have the right, in their sole discretion, to consult counsel and to institute legal proceedings to determine the proper distribution of the account, all at the expense of the account, before distributing or transferring the account.

I reserve the right to revoke or change the beneficiary designation and understand that any change or revocation must be given in writing to TRIO Holding Company. This designation revokes any prior designation of primary or contingent beneficiaries I may have made.

Enrollment for Electronic Statements, Confirmations and Certain Corporate Communications

By providing your e-mail address, you also consent to receiving TRIO Holding Company eStatements (account summaries detailing your account summary and activity), TRIO Holding Company eConfirms (trade confirmations detailing any purchase or sale of TRIO Holding Company stock), and TRIO Holding Company eCommunications (certain corporate communications) sent to the e-mail address* you designated for the Account Owner/Trustee/Minor/Executor on Page 1 of this Agreement. Unless you check the box below, we will woon send you an e-mail to said e-mail address with more information about your consent, and to verify your e-mail address. Later, if you decide you do not want eStatements, eConfirms and eCommunications, you may change your election and receive paper statements, confirmations and corporate communications through the U.S. mail. If we can not verify your e-mail address or are unable to deliver e-mail to you at that address, we will send you paper documents through the U.S. mail.

* **Note:** If the e-mail address listed on Page 1 of this Agreement belongs to a minor, we will send all electronic communications to the Custodian at the e-mail address listed under Co-Owner/Co-Trustee/Custodian/Co-Executor on Page 1 of this Agreement.

☐ No, at this time I do not want eStatements, eConfirms and eCommunications.

Subscription Details

If you do not already own shares of TRIO Holding Company common stock, the minimum number of shares to which you may subscribe is 100. If you are already an owner of shares of common stock of TRIO Holding Company, the minimum number of shares to which you may subscribe is 10. For the purposes of determining the number of shares you own or to which you are subscribing, TRIO Holding Company will aggregate all of the shares held or subscribed to by shareholders at the primary account holder's home address.

Number of Shares Subscribed	Total Amount ($13.00 per share)	Tax Year (If IRA, Roth IRA, SEP IRA, or ESA contribution)

Payment instructions vary depending on the account type opened. Please consult TRIO Holding Company Investor Relations for payment instructions.

IRA Verification

X______
Initial

I certify under the penalty of perjury that my Social Security Number stated above is correct and that I am of legal age in my state of residence, and I agree that the designation of the tax year for my contribution (if applicable) is irrevocable. By signing this application, I hereby authorize and appoint US Bank as custodian of my account. I indemnify the custodian and TRIO Holding Company when making distributions in accordance with my beneficiary designation on file or in accordance with the Custodial Account Agreement absent any such designation. I acknowledge that I have received the IRA Disclosure Statement and the IRA Custodial Account Agreement and that I have read both, which are incorporated into this application by reference, and I accept and agree to be bound by the terms and conditions contained therein. I also certify that I have received and read the current offering documents and understand that my investment in TRIO Holding Company is not an obligation of nor guaranteed by a bank, nor are they insured by the FDIC.

Spousal Consent

I am the spouse of the Account Holder and I approve and consent to the naming of a beneficiary ofther than myself. I transmute and transfer any community property interest I have in this Account into the seperate property of my spouse.

Spouse's Signature	Date

Certification of Trustee(s)

○ Revocable Living Trust

○ Business Trust

○ Irrevocable Living Trust

○ Other Trust (Specify) ____________

Trust Name		Date of Trust (mm/dd/yyyy)
Trust Tax ID Number	**By whom is it Revocable and Amendable?**	**Trustor/Grantor/Settlor Name**
Trustor/Grantor/Settlor Country(ies) of Citizenship	**Country of Residence**	**Trust is governed by the Laws of the State of**

Powers of the Trustee(s)

By signing this certification, the Trustee(s) hereby certify that (1) the Trust Agreement expressly provides that each Trustee is authorized to act individually, independently and without the consent of the other Trustees for all purposes related to the Trust account, or (2) if the Trust agreement does not contain such an express provision, the Trustee(s) so acting has/have obtained the requisite consent of the other Trustees in accordance with the requirements of the Trust Agreement. **Please print the names of the current Trustees of the Trust here.**

Name of Trustee	Name of Co-Trustee
Name of Co-Trustee	Name of Co-Trustee

Subscription Agreement

Subscription. By signing this Subscription Agreement, I/we hereby subscribe to the number of shares set forth of the common stock of TRIO Holding Company (the "Shares"), a corporation organized and existing under the laws of the State of Illinois (the "Company"), and agree to pay for such Shares the amount set forth in this Subscription Agreement in cash or by check subject to collection upon execution of this Subscription Agreement.

Acceptance of Terms. I/we understand, accept and agree to be bound by the terms of this offering as contained in the Regulation A Offering Statement which I/we have received.

Agreements and Understandings of the Undersigned. I/we understand and agree that:

1. No federal or state agency has made any finding or determination as to the fairness for investment, nor recommendation or endorsement, of the Shares.

2. These securities have not been approved or disapproved by the state(s) or jurisdiction(s) of my/our residence nor has the state(s) or jurisdiction(s) of my/our residence passed upon the accuracy or adequacy of any informational materials.

3. These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy of adequacy of any informational materials. Any representation to the contrary is a criminal offense.

Arbitration. I/we hereby agree that any and all claims (other than claims for injunctive or other equitable relief) now or at any time hereafter as to which the Company, its affiliates, attorneys, accountants, agents or employees and I/we, my/our successors or assigns may be adverse parties, whether arising out of this Agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association. The parties covenant that under no conditions will any of them file any action at law against any other or bring any claim in any forum other than before the American Arbitration Association, and they agree that any litigation, if filed, shall be immediately dismissed upon application and shall be referred for arbitration hereunder with costs and attorneys' fees to the prevailing party.The situs of arbitration and any counterclaims shall be selected by the person against whom the arbitration is sought provided that such situs is within the United States and is the situs of such person's principal residence or place of business. Any dispute concerning situs shall be determined by the American Arbitration Association.

Limited Purpose Account

In order to participate in this offering, you must open a limited purpose account at TRIO Holding Company or one of its designated agents. A limited purpose account is an account that can be used only to purchase, hold, sell or transfer the shares of TRIO Holding Company common stock that are allocated to you for purchase in this offering. A limited purpose account opened can not be used to purchase or hold any other securities. After you have purchased shares using the limited purpose account you open with this Subscription Agreement, you may be able to transfer those shares into your existing accounts. Instructions for transferring your shares to another account can be found in the terms and conditions of your limited purpose account, which are posted on our website or available for free from our Transfer Agent.

We may require additional information from you in order to open your limited purpose account. As a result, a delay in opening a limited purpose account may result in you becoming ineligible to participate in this offering.

Appointment of Proxy

By signing this Subscription Agreement, I/we appoint the Board of Directors of TRIO Holding Company, or any successor thereof, (the "Company") with full power of substitution, and such persons as the Board of Directors may designate by resolution as my/our proxy to act on my/our behalf at all meetins of shareholders of the Company (and at all meetings of shareholders of any successor of the Company) and any adjournments thereof, with full power to vot on my/our behalf on all matters that may come before any such meetings and any adjournments thereof. This proxy shall remain in effect until revoked in writing by me/us at least twenty (20) calendar days prior to any meeting of shareholders. I understand that my attendence and voting at any meeting of shareholders at to which I am entitled to attend and vote shall suspend this proxy for the duration of said meeting; however, this proxy will resume in full effect immediately follwing said meeting.

Signature(s)

By signing this Agreement, I/we certify under penalty of purjury that (1) I/we have full authority and legal capacity for myself/ouselves or the organization named above to purchase the issuer's securities and to use the options selected on this Agreement, (2) I/we have received, read and understand the current prospectus, offering statement, Subscription Agreement, IRA Agreement and Disclosures, Transfer on Death Agreement and Disclosures and/or any other documentation required by law and agree to be bound by the terms contained therein, (3) I/we hereby ratify any instructions given pursuant to this Agreement and for myself/ourselves and any/our successors and assigns do hereby release TRIO Holding Company, its Transfer Agent, its Custodian, and their respective officers, employees, agents and affiliates from any and all liability in the performance of the acts instructed herein, except when such acts are in violation of the laws governing this Agreement or the aforementioned parties, and (4) that I/we have not been notified by the IRS as being subject to backup withholding unless the box below is checked:

☐ I am subject to backup withholding by the IRS

Account Owner/Trustee/Custodian/Executor	Date
Account Co-Owner/Co-Trustee/Co-Executor	Date

SPINA MCGUIRE & OKAL, P.C.
ATTORNEYS AT LAW
7610 W. NORTH AVENUE
ELMWOOD PARK, ILLINOIS 60707-4195

ANTHONY F. SPINA
JAMES T. MCGUIRE
TIMOTHY H. OKAL
JOHN D. SPINA *
FELICIA M. DIGIOVANNI
JOHN R. CARROZZA

* ALSO ADMITTED IN FLORIDA

TELEPHONE (708) 453-2800
FAX (708) 452-5088

Visit us on the Web at:
www.smolaw.com

September 21, 2006

TRIO Holding Company
7612 West North Avenue
Elmwood Park, IL 60707

Re: TRIO Holding Company Regulation A
Offering 375,000 Shares of Class B Non-Voting Common Stock

Ladies and Gentlemen:

We have acted as counsel to TRIO Holding Company, an Illinois corporation (the "Company"), in connection with the preparation and filing by the Company of a Registration Statement on Form 1-A with the Securities and Exchange Commission (the "Registration Statement"), relating to the registration under the Securities Act of 1933, as amended, of an aggregate of 375,000 shares (the "Shares") of the Company's Class B Non-Voting Common Stock, no par value per share. The Shares are to be sold by the Directors of the Company in accordance with and relying on the exemption provided by Rule 3a4-1 of the Securities Exchange Act of 1934. The Company has not entered into any underwriting agreement.

In that connection, we have reviewed originals or copies of the following documents:

(a) the Certificate of Incorporation and By-Laws of the Company, as amended through the date first written above;

(b) the Resignation Statement on Form 1-A filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission");and

(c) originals or copies of such corporate or other records of the Company and other documents as we have deemed necessary as a basis for the opinion expressed below.

In our review, we have assumed:

(a) the genuineness of all signatures,

(b) the authenticity of the originals of the documents submitted to us; and

(c) the conformity to authentic originals of any documents submitted to us as copies.

We have not independently established the validity of the foregoing assumptions. Our opinion expressed herein is limited to the General Corporation Law of the State of Illinois, and we do not express any opinion herein concerning any other law.

Based upon the foregoing and upon such other investigation as we have deemed necessary, and subject to the qualifications set forth below, we are of the opinion that the Shares have been duly authorized by the Company and, when issued and delivered against payment of the consideration therefor, will be legally issued, fully paid and non-assessable.

This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this opinion letter and that might affect the opinions expressed herein.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading "Legal Matters" in the offering circular constituting a part of the Registration Statement.

In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

Very truly yours,

SPINA, McGUIRE & OKAL, P.C.

By: ______________________
Anthony F. Spina

AFS/ms

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elmwood Park, State of Illinois, on December 15, 2006.

TRIO Holding Company

By: ______________________
Joseph J Ponzio, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ 12/15/2006
Joseph J Ponzio, Sole Officer and Sole Director Date